Conseco Fund Group
                           N-SAR for December 31, 1997
                         Exhibit in Response to Item 77I

Item 77I:  Terms of new or amended securities

         A  Registration  Statement  filed  with  the  Securities  and  Exchange
Commission on behalf of Conseco Fund Group and effective December 23, 1997, established two additional classes of shares for the Asset Allocation Fund, Equity Fund, and Fixed Income Fund: Class B and Class C. In addition, these three funds have two existing classes: Class A and Class Y.

         The primary difference between the classes lies in their sales charge structure. In addition, Class B shares have an automatic conversion feature, while Class C shares do not. Class B and C shares are discussed further below.

         Class B

         The offering price of Class B shares is net asset value without any initial sales charge. A contingent deferred sales charge is imposed upon redemptions of Class B shares within six years of their purchase. The contingent deferred sales charge is a percentage of (1) the net asset value of the shares at the time of purchase or (2) the net asset value of the shares at the time of redemption, whichever is less. The contingent deferred sales charge is 5% if redeemed within one year of purchase and continues to decrease until reaching 0% after the sixth year after purchase.

         The contingent deferred sales charge will not apply to shares acquired by the reinvestment of dividends or capital gain distributions.

         Class B shares will automatically convert to a number of Class A shares of equal dollar value eight years after purchase. This conversion feature benefits shareholders because Class A shares have lower ongoing expenses than Class B shares. No initial sales charge or other charge is imposed at conversion. When Class B shares convert, a pro rata amount of Class B shares that were acquired by the reinvestment of dividends and capital gain distributions will also convert to Class A shares.


         Class C

         The offering price of Class C shares is net asset value without any initial sales charge. Class C shares never convert to any other class of shares.

         Class C shares held for less than one year are subject to a contingent deferred sales charge on redemptions in an amount equal to 1% of the lower of
(a) the net asset value of the shares at the time of purchase or (b) the net asset value of the shares at the time of redemption. Class C shares held one year or longer are not subject to this contingent deferred sales charge. The contingent deferred sales charge also will not apply to shares acquired by the reinvestment of dividends or capital gain distributions.

         The contingent deferred sales charge, if any, upon redemption of Class C shares acquired through an exchange and held less than one year will be calculated based on the original purchase date of the Class C shares exchanged.



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                               Conseco Fund Group
                           N-SAR for December 31, 1997
                        Exhibit in Response to Item 77Q1


Item 77Q1

     1) Registrant's Investment Advisory Contract for Conseco 20 Fund, Conseco High Yield Fund and Conseco International Fund

     Incorporated   by  reference  from   Post-Effective   Amendment  No.  4  to
Registrant's Registration Statement (SEC File No. 333-13185) dated 12/29/97. Edgar Accession No. 0000898432-97-000545.